NATIXIS ETF TRUST II

888 Boylston Street

Boston, Massachusetts 02199

ALPS DISTRIBUTORS, INC.

1290 Broadway, Suite 1000

Denver, Colorado 80203

September 3, 2020

Via EDGAR

Elena Stojic, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Natixis ETF Trust II

Registration Statement on Form N-1A filed on December 12, 2019 (Acc. No. 0001193125-19-312621)

(File Numbers: 811-23500 and 333-235466)

Request for Acceleration

Dear Ms. Stojic:

On behalf of Natixis ETF Trust II and its principal underwriter, ALPS Distributors, Inc., pursuant to the requirements of Rule 461 under the Securities Act of 1933, we respectfully request that the effectiveness of the above-mentioned Registration Statement, as amended by Pre-Effective Amendment No. 1, filed on April 24, 2020 (Accession number 0001683863-20-005200), and Pre-Effective Amendment No. 2, filed on September 3, 2020 (Accession number 0001683863-20-xxxxxx), be accelerated to Friday, September 11, 2020 or as soon as practicable thereafter.

Thank you for your prompt attention to the request for acceleration. Please contact John DelPrete at (617) 449-2818 if you have any questions or need further information.

/s/ Russell Kane	/s/ Bradley J. Swenson
Russell Kane	Bradley J. Swenson
Secretary	President, Director and Chief Operating Officer
Natixis ETF Trust II	ALPS Distributors, Inc.

cc: John DelPrete